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                             February 6, 2023

       Timothy G. Dixon
       President and Chief Executive Officer
       Therapeutic Solutions International, Inc.
       701 Wild Rose Lane
       Elk City, Idaho 83525

                                                        Re: Therapeutic
Solutions International, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed January 31,
2023
                                                            File No. 333-268070

       Dear Timothy G. Dixon:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2023 letter.

       Amendment No. 3 to Form S-1 filed January 31, 2023

       Executive Compensation, page 46

   1. We note your revisions in response to our prior comment 2. Please ensure that Footnotes 1 and 2 of your table
consistently apply to the years they reference. For example, it appears that Footnote 1, which
is next to Timothy G. Dixon's 2022 salary figure, refers to
                                                        compensation that was
accrued and paid in 2021.
 Timothy G. Dixon
FirstName
TherapeuticLastNameTimothy    G. Dixon
            Solutions International, Inc.
Comapany6,NameTherapeutic
February    2023             Solutions International, Inc.
February
Page 2 6, 2023 Page 2
FirstName LastName
      Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-
7153 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:      Hugh Kelso, Esq.